ADITYA BIRLA GROUP

08003432

SEC Mail Processing Section
JUN 23 2008
Washington, DC
106

20th June 2008.

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

SUPPL

Dear Sir,

Re:- Right issue

Please refer to our earlier communication dated June 13, 2008.

The Board of Directors of the Company in their Meeting held on June 20, 2008, have approved the issue of Equity Shares for an amount not exceeding Rs.5000 Crores to the existing Shareholders on rights basis ("**Rights Issue**") to part finance the take out of the existing bridge loan for acquisition of Novelis Inc. The Share Ratio for the Rights Issue will be 1:3, i.e., one right of Re. 1 each for every three equity shares of Re. 1 each held by the shareholder as on the Record Date to be announced later.

The price per share for the Rights Issue would be decided by the Board and announced at a later date in accordance with the relevant statutory requirements.

We shall let you know the further developments in this regard.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD.,

ANIL MALIK
Asst. Vice-President &
Company Secretary

PROCESSED A
JUN 27 2008
THOMSON REUTERS

ADITYA BIRLA GROUP

SEC Mail
Mail Processing
Section
JUN 23 2008
Washington, DC
106

Date: 20th June, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
TEL No. 001 202 551-6551
Fax No. 001 202 5513 450

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

As you are aware that Company came out with the Rights Offer of 231,936,993 equity shares of Rs. 1/- @ Rs.96/- per Share in December, 2005. As per the terms of the Offer, Rs.24/- was payable on application and balance Rs.24/- was payable between 9 to 12 months from the date of allotment and Rs.48/- was payable between 18 to 24 months from the date of allotment.

In view of the aforesaid, the First Call Money Notice was sent on 6th November 2006 and Final Call Money Notice was sent on 31st August, 2007.

In this connection, Please be informed that the Board of Directors of the Company at their Meeting held today approved forfeiture of shares as per the relevant provisions of the Article of Association of the Company and Right issue letter of offer dated 25th November 2005,where either first or final call money is not paid.

As per the decision of the Board, the Company is sending forfeiture Notice to the concerned Shareholders, who have not paid the Call Money, advising them to pay the Call Money latest by 8th July, 2008. If any, Shareholder fails to pay the Call Money by the said date, shares will be forfeited. We will advise you the number of Shares to be forfeited after 8th July, 2008, once the reconciliation of all the Call Money received, pursuant to the said notice is completed.

This is for your kind information.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**

ANIL MALIK
Asst. Vice-President &
Company Secretary

ADITYA BIRLA GROUP

Ref:AM:PVK:1320:2008

Date:- 20th June, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

We write to inform you that at the Meeting of the Board of Directors of the Company, held on today i.e. 20th June, 2008, the Directors of the Company have recommended the payment of the following Dividends on 6% Cumulative Redeemable Preference Shares and Equity Shares for the Financial Year commencing on 1st April, 2007 upto 31st March, 2008, to the Company's Shareholders.

(i) **6** % being Rs.0.12 per Share on 20,32,734 fully paid-up Preference Shares of Re.2/- each and

(ii) 185 % being Rs. 1·85 per Share on 122,71,30,568 fully paid-up Equity Shares of Re.1/- each and on Partly Paid-Up Shares in proportion to the Paid-Up value of Shares.

Please acknowledge.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**

ANIL MALIK
Asst. Vice-President &
Company Secretary

ADITYA BIRLA GROUP

Ref: AM:PVK:1326:2008

Date:- 20th June, 2008

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SEC Mail
Mail Processing
Section
JUN 23 2008
Washington, DC
106

Re: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

We are sending herewith the Audited Consolidated Financial Results of the Company for the year ended 31st March, 2008, as approved at the Board Meeting held today.

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited

ANIL MALIK
Asst. Vice-President &
Company Secretary

Encl:- as above

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2008

(Rupees in Million)

		Standalone		Consolidated	
	Particulars	Year ended 31/03/2008	Year ended 31/03/2007	Year ended 31/03/2008	Year ended 31/03/2007
1	**Net Sales & Operating Revenues**	192,010	183,130	600,128	193,161
2	**Other Income**	4,929	3,701	6,560	4,090
3	**Total Income**	196,939	186,831	606,688	197,251
4	**Expenditure**	163,877	149,361	558,342	157,501
	(a). (Increase)/Decrease in Stock	(1,370)	(4,425)	(1,457)	(4,501)
	(b). Consumption of Raw Materials	120,517	111,119	404,430	113,814
	(c). Purchase of Traded Goods	925	230	357	233
	(d). Employees Cost	6,212	5,196	43,415	5,715
	(e). Power and Fuel	19,108	18,486	31,167	18,586
	(f). Depreciation and Impairment	5,878	6,381	24,565	8,645
	(g). Other Expenditure.	12,607	12,374	55,865	15,009
5	**Interest & Finance Charges**	2,806	2,424	18,491	3,134
6	**Profit before Tax**	30,256	35,046	29,855	36,616
7	**Tax Expenses**	1,647	9,403	3,617	9,585
	(a). Current Year	7,054	9,403	9,098	9,584
	(b). Adjustment for earlier years (Net)	(5,407)	-	(5,481)	1
8	**Profit before Minority Interest**	28,609	25,643	26,238	27,031
	Minority Interest		-	2,206	161
	Share in (Profit)/ Loss of Associates		-	159	12
9	**Net Profit**	28,609	25,643	23,873	26,858
10	**Paid-up Equity Share Capital**				
	(Face Value : Re 1/- per Share)	1,226	1,043	1,226	1,043
11	**Reserves**		123,137		127,137
12	**Earning Per Share (EPS)**				
	(a). Basic EPS (Rs.)	24.51	25.52	20.45	26.73
	(b). Diluted EPS (Rs.)	24.38	25.52	20.34	26.73
	(c). Basic EPS before Tax adjustment for earlier years (Rs.)	19.88	25.52	15.76	26.73
	(d). Diluted EPS before Tax adjustment for earlier years (Rs.)	19.77	25.52	15.67	26.73
13	**Public Shareholding**				-
	(a). Number of shares	841,522,988	845,583,773		
	(b). Percentage of shareholding	68.58%	72.94%		

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED
UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

Particulars	Standalone		Consolidated	
	Year ended 31/03/2008	Year ended 31/03/2007	Year ended 31/03/2008	Year ended 31/03/2007
1. Segment Revenue				
(a) Aluminium	71,449	73,444	470,539	73,701
(b) Copper	120,655	109,776	123,404	115,332
(c) Others	[illegible]	-	7,574	5,285
	192,104	183,220	601,517	194,318
Less: Inter Segment Revenue	(94)	(90)	(1,389)	(1,157)
Net Sales & Operating Revenues	**192,010**	**183,130**	**600,128**	**193,161**
2. Segment Results				
(a) Aluminium	24,231	29,292	32,138	29,265
(b) Copper	5,034	5,171	9,314	5,877
(c) Others	[illegible]	-	1,864	1,336
	29,265	34,463	43,316	36,478
Less: Interest & Finance Charges	(2,806)	(2,424)	(18,491)	(3,134)
	26,459	32,039	24,825	33,344
Add: Other un-allocable Income net of un-allocable expenses	3,797	3,007	5,030	3,272
Profit before Tax	**30,256**	**35,046**	**29,855**	**36,616**
3. Capital Employed				
(a) Aluminium	80,083	74,511	338,766	76,021
(b) Copper	53,967	49,307	73,593	65,110
(c) Others	[illegible]	-	10,781	2,669
	134,050	123,818	423,140	143,800
Un-allocable/ Corporate	136,831	85,181	139,524	89,049
Total Capital Employed	**270,881**	**208,999**	**562,664**	**232,849**

HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan", 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 030

Notes:

1. On 15th May, 2007, the Company acquired Novelis Inc. (Novelis), the world's largest aluminium rolled product manufacturer through its indirect wholly-owned subsidiary A V Metals Inc. (Acquisition Sub) pursuant to a plan of arrangement (Arrangement) entered into on 10th February, 2007 and approved by the Ontario Superior Court of Justice on 14th May, 2007. As a result of the Arrangement, Acquisition Sub acquired all of Novelis' outstanding common shares at a price of US$ 44.93 per share in exchange for cash payments. The aggregate purchase price for Novelis' common shares was US$ 3.4 billion and immediately following the Arrangement, the common shares of Novelis were transferred from Acquisition Sub to the Company's wholly-owned indirect subsidiary A V Aluminum Inc. a company established in Canada for this purpose. A V Aluminum Inc. is a wholly owned subsidiary of A V Metals Inc which in turn is a wholly owned subsidiary of A V Minerals (Netherlands) B.V. As such, consolidated figures of the year ended 31st March, 2008 are not comparable with those of the previous year.

2. Upon receipt of all requisite approvals, Indian Aluminium Company, Limited (Indal), a subsidiary of the Company, has been amalgamated with the Company with effect from 1st April, 2007. Accordingly, standalone figures year ended 31st March, 2008 are not comparable with those of the corresponding previous periods.

3. In pursuance of announcement dated 29th March, 2008 of the Institute of Chartered Accountants of India on Accounting for Derivatives, mark to market losses on outstanding derivative instruments as on 31st March, 2008 stood at Rs. 220 million, arising from hedging transactions undertaken by the Company for its commodities and foreign currency related exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and all the derivative entered into by the Company are to mitigate or offset the risks that arise from their normal business activities only. The above mark to market loss is expected to flow back through future cash flows. The Company intends to go for early adoption of AS 30 on Financial Instruments: Recognition and Measurement which will take some time on account of associated complexities and documentation requirements. Pending adoption of AS 30, the Company has not provided for the losses on mark to market basis.

4. Adjustment for earlier years (net) under Tax Expenses mainly includes write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments.

5. The Board of Directors of the Company have recommended dividend of 185% aggregating to Rs. 2,269 million. Together with the Corporate Dividend Tax of Rs. 386 million, the total payout works out to Rs. 2,655 million.

6. Figures of previous periods have been regrouped wherever necessary.

7. The consolidated financial results comprise the performance of the Company, its subsidiaries as also share in joint ventures and associates. The consolidated financial results are based on the consolidated financial statements prepared in conformity with Companies (Accounting Standard) Rules, 2006 and other applicable accounting practices.

8. Both the standalone and consolidated financial results of the Company have been approved by Audit Committee and Board of Directors in the meetings held on 20th June, 2008.

By and on behalf of the Board

Place: Mumbai | **D. Bhattacharya**

Dated: 20th June, 2008 | **Managing Director**

PRESS RELEASE

20 June 2008

Hindalco Industries Limited
FY 2007-2008 Results

- Consolidated turnover - Rs. 60,013 Crs USD 15 Billion
- EBIDTA - Rs. 7,291 Crs USD 1.8 Billion
- Proposed Dividend - 185%

Hindalco Industries Ltd., the flagship company of the Aditya Birla Group, today announced its consolidated and standalone audited financial results for the year ended 31 March 2008.

	Audited Standalone		Audited Consolidated	
	Year ended		Year ended	
(In Rs. crore)	31 March 2008	31 March 2007	31 March 2008	31 March 2007
Net sales and operating revenues	**19201.0**	**18313.0**	**60012.8**	**19316.1**
Other income	492.9	370.1	656.0	409.0
EBIDTA	**3894.0**	**4385.1**	**7291.1**	**4839.5**
Depreciation & Impairment	587.8	638.1	2456.5	864.5
Interest and financing charges	280.6	242.4	1849.1	313.4
Profit before tax	**3025.6**	**3504.6**	**2985.5**	**3661.6**
Provision for taxes	705.4	940.3	909.8	958.4
Adjustment for earlier years (Net)	540.7		(548.1)	(0.1)
Profit before Minority Interest	**2860.9**	**2564.3**	**2623.8**	**2703.1**
Minority Interest	-	-	220.6	16.1
Share in (Profit)/ Loss of Associates	-	-	15.9	1.2
Net Profit	**2860.9**	**2564.3**	**2387.3**	**2685.8**
EPS	**24.5**	**25.5**	**20.5**	**26.7**

FY 2008 Performance

Standalone Results

The total revenue for the year at Rs. 19,201 crores reflects a growth of 5% over that of the last year, despite lower realization on account of stronger Rupee. Rupee appreciation, coupled with higher cost due to inflationary pressures, resulted in the fall in EBITDA by 11%.

These results need to be viewed in the perspective of a very challenging environment in which they were achieved when virtually all macro-economic factors turned adverse. Rupee appreciation, duty cut, TcRc fall and unrelenting inputs cost push squeezed margins at both ends.

The pronounced strengthening of the Indian Rupee vis-à-vis the US dollar adversely impacted both domestic and export realisations in quarter-on-quarter and year-on-year periods. LME was very volatile and started strengthening towards the end of the year; however the average cash LME for the year was marginally lower than previous year. Significant higher production

from our brownfield expansions of both copper and aluminium businesses drove increasing sales volumes in quarter-on-quarter in all four quarters of FY08.

A lower TcRc and lower duty differential severely affected the copper business. Regardless, business managed to maintain margins on the back of a very strong performance in the fourth quarter. Higher volumes, better plant efficiencies across the board, enhanced by-product/market mix were the drivers.

Aluminium business reported revenues of Rs. 7,145 crores against Rs. 7,344 crores in the previous year, while PBIT dropped by 17% from Rs. 2,929 crores to Rs. 2,423 crores. Copper revenue grew by 10% from Rs. 10,978 crores to Rs. 12,066 crores, while PBIT saw a marginal drop of 3% from Rs. 517 crores to Rs. 503 crores. Hindalco continues to be the market leader in both Aluminium and copper.

Adjustment for earlier year (net) under tax expenses represents write back of provision for tax resulting from change in estimation of tax liability on progress in tax assessments.

Consolidated Results

The total revenue for the year at Rs.60,013 crores and PBIT at Rs. 4,835 crores were up by 211% and 22% respectively over last year.

Aluminium business revenue was Rs. 47,054 crores and PBIT was Rs. 3,214 crores, while the copper revenue was Rs. 12,340 crores with a PBIT of Rs. 931 crores.

The consolidated results for the year include the performance of Novelis for the period May 16, 2007 (date of acquisition) to March 31, 2008.

Novelis

The current phase of consolidation and growth has a gestating impact on consolidated profitability.

Post the acquisition of Novelis effective May 15, 2007, Hindalco is now a global player with a strong presence in five continents and with a product portfolio which is a natural hedge against the volatility of aluminium prices. Novelis has reported a net profit of USD 28 million (under US GAAP) for the period May 16, 2007 to March 31, 2008 vis-à-vis a loss of USD 265 million (under US GAAP) in FY2007. The reported results for the post-acquisition period were favourably impacted by certain income and expense items, aggregating to a net USD 21 million on a pre-tax basis, associated with fair value adjustments recorded at the date of acquisition.

The improved results came on the back of strong operational focus and increase in capacities in fast growing markets of Asia and South America. Total shipments increased from 3113 kt to 3150 kt. Novelis countered inflation and challenging market conditions in certain geographies with portfolio optimisation, price increases, working capital improvements and reduction in corporate costs. The Company's exposure to contracts with metal price ceilings reduced during the year. The benefits can be seen in increased revenues and stronger cash flows.

The integration activities are proceeding smoothly and the acquisition is expected to significantly enhance shareholder value.

Dividend

The Directors have recommended a dividend of Rs 1.85 per share (Last year Rs 1.70 per share). This will be paid in line with the applicable regulations. The total outgo including tax on dividend would be Rs.265.5 crores (Last year: Rs. 202.2 crore).

Take out of Bridge Loan

The Directors have approved a comprehensive financing plan for take out of the existing bridge financing for acquisition of Novelis. This take out financing will be in place by November 10, 2008. The financing plan envisages the following

Rights Issue

The Directors have approved the issue of equity shares for an amount not exceeding Rs. 5000 crores to existing shareholders on rights basis. The share ratio for the rights issue will be 1:3, i.e., one right of Re. 1 each for every three equity shares of Re. 1 each held by the shareholder as on the Record Date to be announced later.

The price per share for the rights issue would be decided by the Board and announced at a later date.

Other Sources

The balance of the bridge loan will be repaid by sourcing domestic/international debt financing and liquidation of treasury.

END